Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of US dollars, unless otherwise stated)

Notice to Readers of the Unaudited Interim Consolidated Financial Statements
For the three months ended June 30, 2010

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three months ended June 30, 2010 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2010 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of thousands of U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	June 30, 2010	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents		$47,496	$50,618
Short term investments		58,590	44,041
Amounts receivable, prepaids and deposits		2,404	2,474
Inventories	3	2,714	3,175
Current portion of future income tax assets		96	112
Amounts due from related parties	11	149	138
		111,449	100,558

Long term prepaids and deposits		830	505
Long term investments	4	14,224	14,838
Restricted cash		75	78
Plant and equipment	5	29,295	29,024
Mineral rights and properties	6	135,075	133,248
Future income tax assets		690	1,203
		$291,638	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$11,478	$7,504
Deposits received		3,370	6,737
Bank loan and notes payable	7	-	1,465
Current portion of asset retirement obligations	8	298	292
Dividends payable	10(c)	3,109	3,238
Income tax payable		2,030	1,658
		20,285	20,894

Future income tax liabilities		19,602	19,475
Asset retirement obligations	8	2,408	2,357
		42,295	42,726

Non-controlling interest	9	26,460	21,738

SHAREHOLDERS' EQUITY

Share capital	10	148,805	145,722
Contributed surplus		4,559	4,702
Reserves		31,893	31,893
Accumulated other comprehensive income		8,871	14,910
Retained earnings		28,755	17,763
		222,883	214,990

		$291,638	$279,454
Commitments	15

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Three months ended June 30,

	Notes	2010	2009

Sales		$36,729	$22,571

Cost of sales		8,664	4,972
Amortization and depletion		1,527	929
		10,191	5,901

Gross profit		26,538	16,670

Expenses
Accretion of asset retirement obligations	8	40	30
Amortization		144	202
Foreign exchange gain		(544)	(1,516)
General exploration and property investigation expenses		1,325	2,307
Impairment charges and bad debt		-	777
Investor relations		85	71
General and administrative		4,224	2,725
Professional fees		237	575
		5,511	5,171
		21,027	11,499
Other income and expenses
Equity loss on investment in NUX	4(a)	(38)	(82)
Gain on disposal of mineral rights and properties	6	537	-
Loss on disposal of plant and equipment		-	(256)
Interest expenses		(20)	(7)
Loss on held-for-trading securities		(49)	-
Interest income		265	245
Other income		112	160
		807	60

Income before income taxes and non-controlling interest		21,834	11,559
Income tax expense (recovery)
Current		2,717	1,578
Future		535	(186)
		3,252	1,392

Income before non-controlling interest		18,582	10,167

Non-controlling interest	9	(4,481)	(2,680)

Net income		$14,101	$7,487

Basic earnings per share		$0.09	$0.05
Diluted earnings per share		$0.09	$0.05
Weighted Average Number of Shares Outstanding - Basic		164,673,791	161,587,001
Weighted Average Number of Shares Outstanding - Diluted		165,563,545	162,915,490

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended June 30,
	2010	2009

Net income for the period	$14,101	$7,487
Other comprehensive income (loss)
Unrealized loss on available for sale securities, net of taxes	(293)	-
Reclassification adjustment for loss included in income, net of taxes	-	195
Foreign exchange impact	(5,746)	7,767
Other comprehensive income (loss)	(6,039)	7,962
Comprehensive income	$8,062	$15,449

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended June 30,
	Notes	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period		$14,101	$7,487
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		40	30
Amortization and depletion		1,671	1,131
Equity investment loss		38	82
Future income tax expenses (recovery)		535	(186)
Impairment charges and bad debt		-	777
Loss on held-for-trading securities		49	-
Gain on disposal of mineral properties		(537)	-
Loss on disposal of plant and equipment		-	256
Non-controlling interest		4,481	2,680
Stock-based compensation		780	391
Unrealized foreign exchange loss (gain)		327	(1,516)
Changes in non-cash operating working capital	16	1,697	(747)
Cash provided by operating activities		23,182	10,385

Investing activities
Mineral rights and properties
Acquisition and capital expenditures		(5,655)	(2,173)
Proceeds on disposals		537	-
Plant and equipment
Acquisition		(783)	(389)
Net redemption (purchase) of short term investments		(15,375)	4,053
Prepayments to acquire plant and equipment		(812)	(420)
Cash provided by (used in) investing activities		(22,088)	1,071

Financing activities
Advance to related parties, net of repayments received		(13)	(21)
Bank loan and notes payable
Proceeds		-	2,928
Repayments		(1,473)	(658)
Cash dividends distributed		(3,200)	(2,770)
Capital stock
Proceeds from issuance of common shares		1,188	-
Cash used in financing activities		(3,498)	(521)

Effect of exchange rate changes on cash and cash equivalents		(718)	1,339

Increase (decrease) in cash and cash equivalents		(3,122)	12,274

Cash and cash equivalents, beginning of period		50,618	41,470

Cash and cash equivalents, end of period		$47,496	$53,744

Supplementary cash flow information	16

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

	Share capital
					Accumulated
					other	Retained
	Number of		Contributed		comprehensive	earnings
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	Total equity
Balance, March 31, 2009	161,587,001	$135,604	$3,764	$31,893	$(10,167)	$(8,648)	$152,446
Stock-based compensation	-	-	391	-	-	-	391
Reclassification adjustment for losses included in income	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(2,770)	(2,770)
Net income for the period	-	-	-	-	-	7,487	7,487
Foreign exchange impact	-	-	-	-	7,767	-	7,767
Balance, June 30, 2009	161,587,001	135,604	4,155	31,893	(2,205)	(3,931)	165,516
Options exercised	1,643,416	2,286	(976)	-	-	-	1,310
Shares issued for property	1,200,000	7,832	-	-	-	-	7,832
Stock-based compensation	-	-	1,523	-	-	-	1,523
Unrealized gain on available for sale securities	-	-	-	-	328	-	328
Cash dividends declared and distributed	-	-	-	-	-	(9,366)	(9,366)
Net income for the period	-	-	-	-	-	31,060	31,060
Foreign exchange impact	-	-	-	-	16,787	-	16,787
Balance, March 31, 2010	164,430,417	145,722	4,702	31,893	14,910	17,763	214,990
Options exercised	298,874	1,956	(768)	-	-	-	1,188
Shares issued for 10% interest of Henan Huawei (note 9)	163,916	1,127	(155)	-	-	-	972
Stock-based compensation	-	-	780	-	-	-	780
Unrealized loss on available for sale securities	-	-	-	-	(293)	-	(293)
Cash dividends declared and distributed	-	-	-	-	-	(3,109)	(3,109)
Net income for the period	-	-	-	-	-	14,101	14,101
Foreign exchange impact	-	-	-	-	(5,746)	-	(5,746)
Balance, June 30, 2010	164,893,207	$148,805	$4,559	$31,893	$8,871	$28,755	$222,883

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and follow the same accounting policies and methods set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2010. Accordingly, they do not include all the information and footnotes required by Canadian GAAP for complete financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2010. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included. Operating results for the three months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending March 31, 2011.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 0875786 B.C. Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 80% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”, also see Note 6&9), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), and 95% owned subsidiaries, Anhui Yangtze Mining Co. Ltd. and Guangdong Found Mining Co. Ltd.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b)	New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011. The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

(ii) Business combinations and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective on January 1, 2011 with early adoption available. The Company did not adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

(iii) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”. This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting. This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted. The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

3.	INVENTORIES

Inventories consisted of the following:

	June 30, 2010	March 31, 2010
Direct smelting ore and stockpile ore	$326	$585
Concentrate inventory	470	855
Total stockpile	796	1,440
Material and supplies	1,918	1,735
	$2,714	$3,175

The amounts of inventory recognized as expenses during the three months ended June 30, 2010 and 2009 were equivalent to the sum of cost of sales and amortization and depletion in the respective periods.

4.	LONG TERM INVESTMENTS

		June 30, 2010	March 31, 2010
Equity investments with significant influence
New Pacific Metals Corp.	(a)	$5,807	$6,103

Equity investments: Available-for-sale
Luoyang Yongning Smelting Co. Ltd.		6,930	6,886
Marketable securities	(b)	1,487	1,849
		$14,224	$14,838

(a) New Pacific Metals Corp. (“NUX”)

New Pacific Metals Corp. is a Canadian public company listed on the TSX Venture Exchange with a trading symbol “NUX”. As at June 30, 2010, the Company owned 7,400,000 common shares (June 30, 2009 - 7,400,000 common shares) of NUX, representing an ownership interest of 23.2% (March 31, 2010 - 23.4%). NUX is a related party of the Company by way of common director and officers.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

The Company accounts for its investment in NUX using the equity method, as the Company is able to exercise significant influence over NUX. The summary of the investment in NUX and its market value as at respective balance sheet dates are as follows:

			Value of NUX's
			common shares per
	Number of shares	Amount	quoted market price
Balance, March 31, 2009	7,400,000	$5,285	$5,285
Equity in loss of investee company		(424)
Impact of foreign currency translation		1,242
Balance, March 31, 2010	7,400,000	6,103	5,028
Equity in loss of investee company		(38)
Impact of foreign currency translation		(258)
Balance, June 30, 2010	7,400,000	$5,807	$5,303

(b) Available-for-sale marketable securities

Available-for-sale marketable securities represented the Company’s equity investments in publicly traded companies with no significant influence. The following schedule summarizes these marketable securities:

As at and for the period ended June 30, 2010:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$1,487	$1,603	$(116)

As at and for the period ended March 31, 2010:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$1,849	$1,603	$246

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

		June 30, 2010			March 31, 2010
	Cost	Accumulated Depreciation, Disposition and Impairment Charges	Net BookValue	Cost	Accumulated Depreciation Disposition and Impairment Charges	Net Book Value
Building	$20,178	$(1,742)	$18,436	$19,776	$(1,510)	$18,266
Office equipment and furniture	1,372	(630)	742	1,421	(652)	769
Machinery	9,051	(1,787)	7,264	8,759	(1,525)	7,234
Motor vehicle	2,100	(942)	1,158	1,979	(843)	1,136
Land use right	956	(27)	929	949	(22)	927
Leasehold improvement	320	(123)	197	335	(112)	223
Construction in process	569	-	569	469	-	469
	$34,546	$(5,251)	$29,295	$33,688	$(4,664)	$29,024

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consisted of the following:

	Ying	HPG	TLP	LM	GC & SMT	Silvertip	Total
Balance, March 31, 2009	$23,457	$-	$-	$-	$65,956	$-	$89,413
Acquisition	-	-	-	-	-	15,217	15,217
Capitalized expenditures	6,687	1,195	4,466	1,200	1,093	-	14,641
Depletion	(2,508)	(45)	(33)	(23)	-	-	(2,609)
Impact of foreign currency translation	32	-	-	-	16,000	554	16,586
Balance, March 31, 2010	27,668	1,150	4,433	1,177	83,049	15,771	133,248
Acquisition	-	400	-	566	-	-	966
Capitalized expenditures	3,012	332	1,298	526	64	527	5,759
Depletion	(836)	(43)	(43)	(21)	-	-	(943)
Impact of foreign currency translation	193	12	37	14	(3,525)	(686)	(3,955)
Balance, June 30, 2010	$30,037	$1,851	$5,725	$2,262	$79,588	$15,612	$135,075

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

HPG and LM properties are held through the Company’s subsidiary Henan Huawei. In May 2010, the Company acquired an additional 10% beneficial interest of Henan Huawei (also see note 9). The transaction increased the Company’s interest in HPG and LM properties from 70% to 80%.

During the year ended March 31, 2009, the Nabao project, originally acquired in June 2007, was written off as a result of unfavorable exploration results. During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party. Cash payments of $586 (RMB¥4.0 million) was received as of June 30, 2010. In May 2010, two of the three exploration permits were transferred to the buyer. A total gain of $537 was recognized on the disposition of these two exploration permits. The transfer of the third exploration permit was still in progress at June 30, 2010.

7.	BANK LOAN AND NOTES PAYABLE

On June 16, 2010, bank loan balance of $1,465 carried from March 31, 2010 plus accrued interest was fully repaid. As at June 30, 2010, the Company did not have any outstanding bank loan and notes payable balance.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

8.	ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending obligations associated with the site restoration of the mineral properties:

	Current portion	Long term portion	Total
Balance, March 31, 2009	$-	$2,029	$2,029
ARO revision	292	200	492
Accretion on ARO	-	125	125
Foreign exchange impact	-	3	3
Balance, March 31, 2010	292	2,357	2,649
Accretion on ARO	4	36	40
Foreign exchange impact	2	15	17
Balance, June 30, 2010	$298	$2,408	$2,706

9.	NON CONTROLLING INTERESTS

The continuity of non controlling interests is summarized as follows:

	Henan Found	Guangdong Found	Total
Balance, March 31, 2009	$7,225	$385	$7,610
Operation sharing for the year	13,189	149	13,338
Foreign exchange impact	128	662	790
Balance, March 31, 2010	20,542	1,196	21,738
Operation sharing for the period	4,503	(22)	4,481
Foreign exchange impact	281	(40)	241
Balance, June 30, 2010	$25,326	$1,134	$26,460

In May 2010, the Company acquired an additional10% beneficial interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127 which was paid by the Company through the issuance of 163,916 of the Company’s common shares. The common share was valued at $6.876 per share, using the average closing price on the New York Stock Exchange for the two trading days before and two trading days after the control was obtained.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for using the purchase method. The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. The actual fair value for the assets acquired and liabilities assumed will be determined in future periods. As a result, the purchase price allocation may be subject to change. The preliminary assessment of the fair value of the assets acquired and liabilities assumed as a result of the Company’s 10% increase in the ownership of Henan Huawei are as follows:

Purchase price comprised of:

163,916 shares issued at $6.876 per share	$1,127

Net working capital	$(151)
Plant and equipment	144
Mineral rights and properties	1,229
Assets retirement obligations	(95)
$1,127

As at June 30, 2010, non-controlling interests in Henan Found, Henan Huawei, Qinghai Found and Guangdong Found were 22.5%, 20%, 12% and 5%, respectively (March 31, 2010 – 22.5%, 30%, 12% and 5%, respectively).

10.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(b)	Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2009	3,524,703	$3.65
Options granted	1,546,500	3.95
Options exercised	(1,643,416)	0.83
Options forfeited	(223,104)	5.97
Balance, March 31, 2010	3,204,683	5.08
Options granted	262,000	7.40
Options exercised	(298,874)	4.09
Options forfeited	(75,834)	5.66
Balance, June 30, 2010	3,091,975	$5.37

During the three months ended June 30, 2010, a total of 262,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$7.40 per share subject to a vesting schedule over three-year term with 8.333% options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Three months ended June 30,
	2010	2009
Risk free interest rate	2.18% to 3.20%	1.18% to 1.86%
Expected life of options in years	2 to 5 years	2 to 5 years
Expected volatility	72% to 85%	73% to 84%
Expected dividend yield	1%	3%

The weighted average grant date fair value of options granted during the three months ended June 30, 2010 was CAD$3.80 (three months ended June 30, 2009 - CAD$1.23). For the three months ended June 30, 2010, a total of $780 (three months ended June 30, 2009 - $391) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

The following table summarizes information about stock options outstanding as at June 30, 2010:

Exercise	Number of options	Weighted average	Weighted average	Number of options	Weighted average
price in	outstanding	remaining contractual	exercise price in	exercisable	exercise price in
CAD$	at June 30, 2010	life (YRS)	CAD$	at June 30, 2010	CAD$
$ 5.99	10,000	0.01	$ 5.99	10,000	$ 5.99
4.32	118,899	1.06	4.32	118,899	4.32
6.74	614,400	1.78	6.74	563,075	6.74
6.95	90,000	2.26	6.95	82,500	6.95
9.05	101,700	2.55	9.05	76,275	9.05
7.54	50,000	2.87	7.54	33,333	7.54
5.99	387,994	3.00	5.99	208,828	5.99
3.05	128,000	3.26	3.05	58,000	3.05
2.65	915,982	3.80	2.65	241,981	2.65
7.00	413,000	4.52	7.00	34,417	7.00
7.40	262,000	4.80	7.40	7,500	7.40
2.65-9.05	3,091,975	3.24	5.37	1,434,808	5.75

(c)	Cash Dividends Declared and Distributed

During the three months ended June 30, 2010, quarterly cash dividends of CAD$0.02 (three month ended June 30, 2009, $0.02) per share, totaling $3,109 (three months ended June 30, 2009, $2,770) was declared. The full amount was subsequently paid on July 21, 2010.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties	June 30, 2010	March 31, 2010
New Pacific Metals Corp. (a)	$149	$136

	Three months ended June 30,
Transactions with related parties	2010	2009
New Pacific Metals Corp. (a)	$59	$35
Quanfa Exploration Consulting Services Ltd. (b)	-	88
McBrighton Consulting Ltd.(c)	55	44
R. Feng Consulting Ltd. (d)	82	82
	$196	$249

(a)

New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2010, the Company recovered $59 (three months ended June 30, 2009 - $35) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(b)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three months ended June 30, 2010, the Company paid $nil (three months ended June 30, 2009 - $88) to Quanfa for its consulting services provided.

(c)

During the three months ended June 30, 2010, the Company paid $55 (three months ended June 30, 2009 - $44) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three months ended June 30, 2010, the Company paid $82 (three months ended June 30, 2009 - $82) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

The transactions with related parties during the period were measured at the exchange amount, which was the amount of consideration established and agreed by the parties. The balances with related parties were unsecured, non-interest bearing, and due on demand.

12.	CAPITAL DISCLOSURES

The Company’s capital management objectives are intended to safeguard Silvercorp’s ability to support the Company’s normal operating requirement on an ongoing basis, continues the development and exploration of its mineral properties, and supports any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

13.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(a)	Fair value

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at June 30, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$47,496	$-	$-	$47,496
Short term investments: warrants	-	-	209	209
Short term investments: other than warrants	58,381	-	-	58,381
Receivables and deposits	-	1,313	-	1,313
Amounts due from related parties	-	149	-	149
Restricted cash	-	75	-	75
Available-for-sale marketable securities	1,487	-	-	1,487

Financial liabilities
Accounts payable and accrued liabilities	$-	$11,478	$-	$11,478
Deposits received	-	3,370	-	3,370
Dividends payable	-	3,109	-	3,109

(b)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2010	March 31, 2010
	Within a year
Accounts payable and accrued liabilities	$11,478	$7,504
Deposits received	3,370	6,737
Dividends payable	3,109	3,238
Bank loan and notes payable	-	1,465
	$17,957	$18,944

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered as its functional currency. The Company is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	June 30, 2010	March 31, 2010
Canadian dollars	$28,899	$27,125
United States dollars	12,646	29,808
Chinese renminbi	67,565	48,173
Hong Kong dollars	-	1
Total financial assets	$109,110	$105,107

Canadian dollars	$4,622	$3,799
United States dollars	-	5
Chinese renminbi	13,335	15,140
Total financial liabilities	$17,957	$18,944

As at June 30, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net income (loss) by approximately $0.1 million and increased (decreased) other comprehensive income (loss) by $0.4 million.

As at June 30, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.1 million and would have increased (decreased) other comprehensive income by approximately $0.9 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2010.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable from customers at June 30, 2010 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at June 30, 2010, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to net income of approximately $0.1 million.

14.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration, development, and operation of mineral properties. Based on the internal reporting structure and the nature of the Company’s activities, significant projects within the same geographic area are identified for segment reporting purposes. Corporate Head Office provides support to the mining and exploration activities with respect to financial and technical supports and its information is included in the Canada category. Assets, incidental income and expenses in holding companies are presented in other regions. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performances.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(a)	Geographic information for certain long-term assets are as follows:

June 30, 2010
		China		Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	regions	Total

Mineral rights and properties	$39,875	$79,588	$-	$15,612	$-	$-	$135,075
Plant and equipment	27,000	84	1,773	-	438	-	29,295
Long term investments	6,930	-	-	-	5,949	1,345	14,224

March 31, 2010

		China		Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	regions	Total

Mineral rights and properties	$34,428	$83,049	$-	$15,771	$-	$-	$133,248
Plant and equipment	26,541	105	1,893	-	485	-	29,024
Long term investments	6,886	-	-	-	6,339	1,613	14,838

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(b)	Geographic information for operating results is as follows:

Three months period ended June 30, 2010
	China			Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	regions	Total
Sales	$36,729	$-	$-	$-	$-	$-	$36,729
Cost of sales	(8,664)	-	-	-	-	-	(8,664)
Amortization and depletion	(1,527)	-	-	-	-	-	(1,527)
Gross Profit	26,538	-	-	-	-	-	26,538

Expenses	(2,149)	(93)	(422)	(51)	(3,335)	(5)	(6,055)
Foreign exchange gain (loss)	-	(369)	(22)	-	509	426	544

Interest & other income	224	21	5	-	98	29	377
Gain (loss) on asset disposals and other expenses	(20)	-	537	-	(38)	(49)	430
Non controlling interest	(4,503)	22	-	-	-	-	(4,481)
Income tax expenses	(3,252)	-	-	-	-	-	(3,252)
Net income (loss)	$16,838	$(419)	$98	$(51)	$(2,766)	$401	$14,101

Three months period ended June 30, 2009
	China			Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	regions	Total
Sales	$22,571	$-	$-	$-	$-	$-	$22,571
Cost of sales	(4,972)	-	-	-	-	-	(4,972)
Amortization and depletion	(929)	-	-	-	-	-	(929)
Gross Profit	16,670	-	-	-	-	-	16,670

Expenses	(3,778)	(53)	(119)	-	(1,960)	-	(5,910)
Foreign exchange gain (loss)	-	1,319	60	-	(69)	206	1,516

Interest & other income	222	-	-	-	165	(14)	373
Impairment charges	-	-	-	-	(195)	(582)	(777)
Gain (loss) on asset disposals and other expenses	(256)	-	-	-	(82)	25	(313)
Non controlling interest	(2,596)	(84)	-	-	-	-	(2,680)
Income tax expenses	(1,392)	-	-	-	-	-	(1,392)
Net income (loss)	$8,870	$1,182	$(59)	$-	$(2,141)	$(365)	$7,487

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(Expressed in thousands of U.S. dollars)

(c)	Sales by metals

The sales generated for the three months ended June 30, 2010 and 2009 comprised of:

	Three months period ended June 30,
	2010	2009
Silver (Ag)	$19,308	$11,624
Gold (Au)	863	171
Lead (Pb)	13,959	9,051
Zinc (Zn)	2,599	1,725
	$36,729	$22,571

(d)	Major customers

During the three months ended June 30, 2010, four major customers (three months ended June 30, 2009 - three) accounted for 14% to 38% each (three months ended June 30, 2009 - 19% to 23%) and collectively 72% (three months ended June 30, 2009 - 62%) of the total sales of the Company.

15.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into office rental agreements with total rental expense of $1,213 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$250	$363	$346	$254	$1,213

16.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,
Net change in non-cash working capital	2010	2009
Accounts receivable, prepaids and deposits	$121	$139
Inventory	397	(950)
Restricted cash	-	726
Accounts payable and accrued liabilities	4,210	387
Income tax payable	359	(2,335)
Deposits received	(3,390)	1,286
	$1,697	$(747)

Supplemental information:
Interest paid	$15	$2
Income tax paid	$2,358	$3,977

Common shares issued for 10% interest of Henan Huawei	$1,127	$-